AMENDMENT No. 2 TO THE INVESTMENT MANAGEMENT CONTRACT

     THIS AMENDMENT TO THE INVESTMENT MANAGEMENT CONTRACT is made as of June 7, 2007, by and between DELAFIELD FUND, INC., a Maryland corporation (the "Fund") and REICH & TANG ASSET MANAGEMENT, LLC, (the "Manager").

                              W I T N E S S E T H:

     WHEREAS, the Fund and the Manager are parties to an Investment Management Contract dated as of October 30, 2000, as amended on April 24, 2003 (the "Management Contract"), pursuant to which the Manager serves as the investment manager for the Fund; and

     WHEREAS, the Fund and the Manager desire to amend the Management Contract to reflect a modification of the fee payable by the Fund to the Manager under such contract.

     NOW, THEREFORE, the parties hereby agree as follows:

     1. The first sentence of Paragraph 5 of the Management Contract is hereby amended to read as follows:

     In consideration of the foregoing we will pay you a fee at the annual rate of 0.80% on the first $250 million of net assets of the Fund; 0.75% on the next $250 million of net assets of the Fund; 0.70% on the next $500 million of net assets of the Fund; and 0.65% on all net assets of the Fund over $1 billion.

     2. The Management Contract, as expressly amended hereby, shall continue in full force and effect.


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     IN WITNESS WHEREOF, the parties hereto have executed this AMENDMENT No. 2
TO THE INVESTMENT MANAGEMENT CONTRACT as of the day and year first above written.

          DELAFIELD FUND, INC.


          By: /s/ Steven W. Duff
          Name:   Steven W. Duff
          Title:  Principal Executive Officer

          REICH & TANG ASSET MANAGEMENT, LLC

          By: /s/ Richard De Sanctis
          Name:   Richard De Sanctis
          Title:  Executive Vice President and Chief Financial Officer